                United States Securities and Exchange Commission
                             Washington, D.C. 20549

                                   FORM 10-QSB


[X] QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

            For the quarterly period ended     December 31, 1998
                                           ----------------------------------

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

         For the transition period from             to
                                        ------------  -----------------


               Commission file number        0-17569
                                     ------------------------



                                FIBERCHEM, INC.
       (Exact name of small business issuer as specified in its charter)

              Delaware                                         84-1063897
   (State or other jurisdiction of                         (I.R.S. Employer
    incorporation or organization)                        Identification No.)

                  1181 Grier Drive, Suite B, Las Vegas, Nevada 89119
                       (Address of principal executive offices)

                                 (702) 361-9873
                           (Issuer's telephone number)



       Indicate by check mark whether the issuer (1) filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
YES   X    NO
   -------   -------

       As of February 11, 1999, the issuer had 34,371,386 shares of Common Stock, par value $.0001 per share, issued and outstanding.

                        FIBERCHEM, INC. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS

                                     ASSETS

                                                                                           (UNAUDITED)
                                                                           September 30,   December 31,
                                                                                1998           1998
                                                                           --------------  -------------
Current assets:

              Cash and cash equivalents                                          $91,354       $383,714
              Accounts receivable, net of allowance for doubtful
                   accounts of $60,505 and $49,861 at September 30
                   and December 31, 1998, respectively                           432,302        467,248
              Inventories                                                      1,248,007      1,177,613
              Prepaid expenses and other                                          86,261        127,787
                                                                           --------------  -------------
                          Total current assets                                 1,857,924      2,156,362
                                                                           --------------  -------------

Equipment                                                                        706,465        706,465
Less accumulated depreciation                                                   (605,167)      (616,434)
                                                                           --------------  -------------
                          Net equipment                                          101,298         90,031
                                                                           --------------  -------------

Other assets:

              Patent costs, net of accumulated amortization of
                 $1,885,838 at September 30, 1998 and
                 $1,905,867 at December 31, 1998                                 114,274         97,172
              Technology costs, net of accumulated amortization
                  of $417,623 at September 30, 1998 and                           52,083         39,062
                  and $430,644 at December 31, 1998
              Note financing costs, net of accumulated amortization of
                   $232,775 at September 30, 1998 and
                   $254,399 at December 31, 1998                                  32,151         10,527
              Prepaid financing costs - Rights Offering                          147,970             --

                                                                           --------------  -------------
                          Total other assets                                     346,478        146,761
                                                                           --------------  -------------
Total assets                                                                  $2,305,700     $2,393,154
                                                                           --------------  -------------
                                                                           --------------  -------------



           See accompanying notes to consolidated financial statements

                        FIBERCHEM, INC. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS

                      LIABILITIES AND STOCKHOLDERS' EQUITY

                                                                                            (UNAUDITED)
                                                                           September 30,    December 31,
                                                                                1998            1998
                                                                           -------------- ---------------
Current liabilities:

              Senior convertible notes payable                                $1,600,000     $1,600,000
              Bank loan payable                                                   32,452          8,791
              Current installments of note payable                                 7,808          5,898
              Accounts payable                                                   396,164        330,750
              Deferred salaries                                                  179,806         44,801
              Accrued salaries and benefits                                      157,365        133,357
              Accrued warranty                                                   113,767        119,786
              Accrued legal, accounting and consulting                           112,320         52,890
              Accrued commissions                                                 41,929         35,886
              Other accrued expenses                                              84,872         88,109
              Interest payable                                                    50,065         70,257
                                                                           -------------- ---------------
                          Total current liabilities                            2,776,548      2,490,525


Notes payable to officers, directors and affiliates                              808,000        433,000
Note payable, net of current installments                                         60,000             --
                                                                           -------------- ---------------
                          Total liabilities                                    3,644,548      2,923,525
                                                                           -------------- ---------------
Stockholders' equity (deficiency):

              Preferred stock, $.001 par value. Authorized
                  10,000,000 shares; 218,998 and 207,848 convertible
                  shares issued and outstanding at September 30,
                  and December 31, 1998; respectively;
                  at liquidation value of $15 per share                        3,284,970      3,117,720
              Common stock,  $.0001 par value.  Authorized
                  150,000,000 shares; 26,441,207 and 34,371,386
                  shares issued and outstanding at September 30
                  and December 31, 1998, respectively                              2,644          3,437
              Additional paid-in capital                                      27,362,272     28,957,502
              Deficit                                                        (31,988,734)   (32,609,030)
                                                                           -------------- ---------------
                          Stockholders' equity (deficiency)                   (1,338,848)      (530,371)


                                                                           -------------- ---------------
Total liabilities and stockholders' equity                                    $2,305,700     $2,393,154
                                                                           -------------- ---------------
                                                                           -------------- ---------------

           See accompanying notes to consolidated financial statements

                        FIBERCHEM, INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                                   (UNAUDITED)

                                                                             Three month period ended
                                                                       -------------------------------------
                                                                       December 31,             December 31,
                                                                           1997                      1998
                                                                       ------------             ------------
Revenues                                                                  $225,179                 $328,895
Cost of revenues                                                            92,842                  183,594
                                                                       ------------             ------------
                          Gross profit                                     132,337                  145,301
                                                                       ------------             ------------
Operating expenses:

              Research, development and engineering                        191,892                  154,797
              General and administrative                                   239,817                  371,935
              Sales and marketing                                          148,922                  164,185
                                                                       ------------             ------------
                          Total operating expenses                         580,631                  690,917
                                                                       ------------             ------------
                          Loss from operations                            (448,294)                (545,616)
                                                                       ------------             ------------
Other income (expense):

              Interest expense                                             (60,125)                 (81,169)
              Interest and other income                                      1,792                    6,489

                                                                       ------------             ------------
                          Total other expense                              (58,333)                 (74,680)
                                                                       ------------             ------------
                          Net loss                                       ($506,627)               ($620,296)
                                                                       ------------             ------------
                                                                       ------------             ------------

Shares of common stock used in computing loss per share                 25,546,214               27,642,715
                                                                       ------------             ------------
                                                                       ------------             ------------

                          Basic loss per share                              ($0.02)                  ($0.02)
                                                                       ------------             ------------
                                                                       ------------             ------------






           See accompanying notes to consolidated financial statements

                        FIBERCHEM, INC. AND SUBSIDIARIES
               CONSOLIDATED STATEMENTS OF STOCKHOLDERS' DEFICIENCY
                                 (UNAUDITED)

                                               Preferred Stock           Common Stock       Additional
                                           ----------------------------------------------    Paid-In
                                             Shares       Amount       Shares     Amount     Capital       Deficit         Total
                                           ---------    ----------   ----------  --------  -----------  -------------  ------------

Balance at  September 30, 1998               218,998    $3,284,970   26,441,207    $2,644   27,362,272   (31,988,734)   (1,338,848)


  Common stock issued:
    For conversion of preferred stock        (11,150)     (167,250)     111,500        11      167,239       --              --
    For cash                                      --             --   4,195,209       419      686,053       --            686,472
    Conversion of notes and interest
      payable to officers, directors and
      affiliates                                  --             --   1,935,677       194      420,793       --            420,987
    Conversion of other  notes payable            --             --     272,727        27       59,973       --             60,000
    For services                                  --             --     915,719        92      151,366       --            151,458
    For payment of deferred salaries              --             --     489,347        49      107,607       --            107,656
    Exercise of options                           --             --      10,000         1        2,199       --              2,200
  Net loss                                        --             --          --        --           --      (620,296)     (620,296)
                                           ---------    ----------   ----------  --------  -----------  -------------  ------------
Balance at  December 31, 1998                207,848    $3,117,720   34,371,386    $3,437   28,957,502   (32,609,030)     (530,371)
                                           ---------    ----------   ----------  --------  -----------  -------------  ------------
                                           ---------    ----------   ----------  --------  -----------  -------------  ------------




           See accompanying notes to consolidated financial statements

                        FIBERCHEM, INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                   (UNAUDITED)

                                                                              Three-month period ended December 31
                                                                          --------------------------------------------
                                                                                    1997               1998
                                                                             -----------------  -------------------
Cash flows from operating activities:

     Net loss                                                                     ($506,627)          ($620,296)
     Adjustments to reconcile net loss to net
           cash flows used in operating activities:
               Depreciation                                                          15,933              11,267
               Amortization of patent and technology costs                           69,278              33,050
               Amortization of financing costs                                       21,050              21,624
               Common stock issued for services                                                         121,361
               Gain on sale of fixed assets                                          (1,790)                 --
               Changes in current assets and liabilities:
                   Increase in accounts receivable                                  (34,134)            (34,946)
                   (Increase) decrease in inventories                                   (31)             70,394
                   (Increase) decrease in prepaid expenses and
                         other current assets                                        (2,545)              3,474
                   Decrease in accounts payable                                     (29,183)            (65,414)
                   Increase (decrease) in accrued expenses                           49,329             (98,739)
                   Increase in interest payable                                      32,622              42,441
                                                                             -----------------     -----------------
               Net cash used in operating activities                               (386,098)           (515,784)
                                                                             -----------------     -----------------

               Cash flows from investing activities:

                   Sale of equipment                                                 10,125                  --
                   Payments for patents                                              (7,358)             (2,927)
                                                                             -----------------     -----------------
                                                                                      2,767              (2,927)
                                                                             -----------------     -----------------








           See accompanying notes to consolidated financial statements

                        FIBERCHEM, INC. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (UNAUDITED)


                                                                              Three-month period ended December 31
                                                                          --------------------------------------------
                                                                                    1997               1998
                                                                             -----------------  -------------------
                                                                                                     (continued)
Cash flows from operating activities:

     Net proceeds from bank loan                                                 $       --              $8,791
     Proceeds from notes payable, officers, directors and affiliates                125,000                  --
     Proceeds from issuance of common stock and warrants                                 --             922,946
     Payment of financing costs                                                          --             (88,504)
     Payments on note payable to bank and others                                     (1,648)            (34,362)
     Proceeds from the exercise of options                                            1,100               2,200
                                                                             ---------------       --------------
               Net cash provided by financing activities                            124,452             811,071
                                                                             ---------------       --------------
Net increase (decrease) in cash and cash equivalents                              ($258,879)           $292,360
Cash and cash equivalents at beginning of period                                    427,488              91,354
                                                                             ---------------       --------------
Cash and cash equivalents at end of period                                         $168,609            $383,714
                                                                             ---------------       --------------
                                                                             ---------------       --------------

                           Supplemental Cash Flow Information

Noncash investing and financing activities:

     Senior convertible notes payable converted to common stock                     $25,000         $        --
     Notes and interest payable to officers, directors and
              affiliates converted to common stock and warrants                          --             420,987
     Notes payable to others converted to common stock
               and warrants                                                              --              60,000
     Payment of financing costs with common stock and warrants                           --              50,000
     Unamortized deferred financing costs associated with senior
               convertible notes payable converted to common stock                    1,664                  --
                                                                             ---------------       --------------
                                                                             ---------------       --------------

Interest paid                                                                        $6,453             $60,615
                                                                             ---------------       --------------
                                                                             ---------------       --------------






           See accompanying notes to consolidated financial statements

                        FIBERCHEM, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (UNAUDITED)
   ---------------------------------------------------------------------------
   ---------------------------------------------------------------------------

(1)     PRESENTATION OF UNAUDITED FINANCIAL STATEMENTS

        The accompanying unaudited consolidated financial statements include the accounts of FiberChem, Inc. ("FCI" or the "Company") and its subsidiaries. All inter-company accounts and transactions have been eliminated.

        The unaudited consolidated financial statements have been prepared in accordance with Item 310 of Regulation S-B and, therefore, do not include all information and footnotes necessary for a fair presentation of financial position, results of operations and cash flows of the Company, in conformity with generally accepted accounting principles. The information furnished, in the opinion of management, reflects all adjustments (consisting primarily of normal recurring accruals) necessary to present fairly the financial position as of September 30, 1998 and December 31, 1998, and the results of operations and cash flows of the Company for the three-month periods ended December 31, 1997 and 1998. The results of operations are not necessarily indicative of results which may be expected for any other interim period or for the year as a whole. For further information, refer to the financial statements and footnotes thereto included in the Company's annual report on Form 10-KSB for the year ended September 30, 1998.

        Certain Fiscal 1998 Financial Statement amounts have been reclassified to conform with the presentation in the Fiscal 1999 Financial Statements.

(2)     NOTES PAYABLE

        On February 15, 1996, the Company completed an offering under Regulation S, promulgated under the Securities Act of 1933, as amended (the "Offering"), of 8% Senior Convertible Notes due February 15, 1999 (the "Notes"), for $2,825,000. Interest on the Notes is to be paid semi-annually, commencing August 15, 1996, at a rate of 8% per annum. The Notes are convertible into shares of Common Stock of the Company at a conversion price (the "Conversion Price") of, initially, $0.80 per share at any time after March 26, 1996 and before the close of business on February 14, 1999. The Conversion Price was adjusted, in accordance with the original note agreement, to $0.4078, a price representing a 10% discount from the average closing bid price of the Common Stock for the 30 business days prior to February 15, 1997. During Fiscal 1998, the Company received an unsolicited offer to convert $25,000 of the Notes at a conversion price of $0.21 per share, and another offer to convert $25,000 of the Notes at a conversion price of $0.20 per share, which were approximately the then current market values of the Common Stock. Accordingly, the Company issued 244,047 shares for the conversions. All other Note holders were offered the same temporary conversion price. As of December 31, 1998, an aggregate face amount of $1,225,000 of the Notes had been converted to Common Stock resulting in the issuance of 1,742,851 shares of Common Stock.

        On February 2, 1999, the Company offered to exchange the Notes at their maturity on February 15, 1999 for new Notes (the "New Notes") with a conversion price to be determined based on the ten-day average closing price of the Common Stock prior to February 15, 1999. The New Notes provide for semi-annual interest payments at 8% per annum in cash or at 12% per annum in stock (at the Company's option) and will be due February 15, 2002. In order to encourage exchange of the Notes for New Notes, the Company has offered a bonus, payable in Common Stock valued at approximately current market, of 8% of the face amount of Notes exchanged for New Notes. However, there can be no assurance that the existing Notes will be exchanged for New Notes.

        The Company paid fees and expenses associated with the February 1996 offering amounting to $428,204, which is being amortized as interest expense over the three-year term of the Notes or until conversion, if earlier, when the proportionate unamortized amount is charged to additional paid in capital. As of December 31, 1998 approximately $163,278 of unamortized deferred financing cost has been recorded as a reduction in additional paid-in capital associated with the $1,225,000 of the Notes converted to Common Stock. Also in connection with the Offering, the Company issued to the Placement Agent for the Offering, for nominal consideration, warrants to purchase up to 353,125 shares of Common Stock, at an exercise price of $0.80 per share (the "Exercise Price"), which has been adjusted to $0.4078 per share in accordance with the original Placement Agent Agreement. Also in accordance with the terms of the warrants, the number of shares exercisable has been adjusted, based on the adjusted Exercise Price, to 692,742 shares of Common Stock. These warrants are exercisable at any time on or after August 15, 1996 through February 14, 2001 and contain certain piggyback registration rights.

        On July 7, 1998, the Company arranged a line of credit with Silicon Valley Bank. The agreement provides for maximum loans of $1 million, and is secured by accounts receivable, inventories, equipment and intellectual property. The agreement provides for advances against specific sales invoices at an annualized interest rate of approximately 19.75%. As of December 31, 1998, the Company owed $8,791 against the line of credit.

        In March and August 1998, the Company obtained loans aggregating $433,000 from Privatbank Vermag AG, a private investment bank with which a director of the Company is associated. These loans (the "Bridge Loans") were provided as interim financing until the Company completed its Rights Offering (See Capital Stock below). The Bridge Loans bear interest at approximately 8.5% per annum. In addition, the Company agreed to issue to Privatbank, as additional consideration, 130,000 Units (consisting of 130,000 shares of Common Stock and Class E Warrants to purchase 130,000 shares of Common Stock). The Units were issued in October 1998 as part of the Rights Offering. Also, $50,000 of the Bridge Loans and $1,920 in accrued interest were converted to Common Stock and Warrants as part of the Rights Offering.

        During Fiscal 1998, directors and officers of the Company advanced an aggregate of $375,000 to the Company. These advances bear interest at the rate of 8% per annum and are due at various dates between December 14, 2002 and February 4, 2003 unless converted into Common Stock prior to maturity. An aggregate of $325,000 of these advances and $20,329 in accrued interest was converted to Common Stock and Warrants in conjunction with the Rights Offering.

(3)     CAPITAL STOCK

        On October 23, 1998, the Company granted, for no consideration to holders of its Common Stock, Preferred Stock and warrants transferable rights (the "Rights") to subscribe for units (the "Units") at a subscription price of $0.22 per Unit. Each Unit consists of one share of Common Stock and one redeemable Class E Warrant exercisable for one share of Common Stock at an exercise price for one year (through October 23, 1999) at $0.25 per share; then through October 23, 2000 at $0.35; then through October 23, 2001 at $0.50 per share; then through October 23, 2002 at $0.70 per share; then through October 23, 2003 (at which time the Class E Warrants expire) at $0.90 per share. Each holder of record as of October 16, 1998 of Common Stock and Warrants received one Right for four shares of Common Stock or Warrants held, and each holder of Preferred Stock received 2.5 Rights for each share of Preferred Stock held. An aggregate of 8,976,962 Rights were issued. An aggregate of 7,678,679 Rights were exercised as of the close of the offering on December 22, 1998, resulting in gross proceeds to the Company of $1,689,309 and the issuance of 7,678,679 shares of Common Stock and a like number of Class E Warrants.

        Of the total 7,678,679 Rights exercised, 4,195,209 were exercised for cash of $922,946; 1,805,677 were exercised in exchange for the payment of advances (and accrued interest thereon) from officers, directors and affiliates aggregating $397,249; 272,727 were exercised in payment of a $60,000 note payable to others; 489,347 were exercised in payment of $107,656 of deferred salaries due to members of management of the Company; and 915,719 were exercised in payment for legal, consulting and other services totalling $201,458.

        The Company incurred $286,474 in legal, accounting, distribution and other costs associated with the Rights Offering, resulting in net proceeds of $1,402,835.

        During Fiscal 1993 and Fiscal 1994, the Company conducted a private placement of convertible preferred stock ("Convertible Preferred Stock"). Each share of the Convertible Preferred Stock is convertible into ten shares of FCI Common Stock, initially at $1.50 per share. The conversion ratio is subject to customary anti-dilution provisions. Dividends are cumulative and are payable annually, at the sole discretion of the holders, in cash (11%) or additional shares of Convertible Preferred Stock (8% of the number of shares owned at date of declaration). The Convertible Preferred Stock entitles the holder to a liquidation preference of $15 per share upon liquidation, dissolution or winding up of the Company. The Convertible Preferred Stock is redeemable by the Company when and if the closing bid price of FCI's Common Stock is at least 200% of the conversion price for twenty consecutive trading days. Upon redemption, the Company would issue ten shares of its Common Stock for each share of Convertible Preferred Stock. During the three-month period ended December 31, 1998, 11,150 shares of

Convertible Preferred Stock were converted to 111,500 shares of Common Stock. As of December 31, 1998, the Company had 207,848 shares of Convertible Preferred Stock outstanding. On September 12, 1997, the Board of Directors determined that, in view of the recent trading price of the Company's Common Stock and in view of the Company's current cash position, it would not be appropriate to declare the annual dividend payable on the Convertible Preferred Stock on November 1, 1997. Likewise, in September 1998, the Board of Directors determined not to declare the annual dividend payable on November 1, 1998. As a result, the undeclared dividends, aggregating $685,898 (if elected entirely in cash, or 34,586 additional shares of Convertible Preferred Stock if elected wholly in additional shares), will accumulate in accordance with the terms of the Convertible Preferred Stock.

        On May 31, 1996 the Company completed an offering under Regulation S, of 3,333,333 Units, at a price of $0.90 per Unit for total gross proceeds of $3,000,000 before costs and expenses of the offering. The Company paid fees and expenses associated with the Unit offering amounting to $345,683. Each Unit consisted of one share of Common Stock and one warrant to purchase one share of Common Stock (the "Unit Warrants") the shares and warrants being immediately separable. The Unit Warrants are each exercisable at $1.00 at any time from May 31, 1996 through May 30, 2001. Also in connection with the Unit offering, the Company issued to the Placement Agent for the offering, for nominal consideration, warrants to purchase up to 333,333 shares of Common Stock ("the Placement Agent Warrants"), at an exercise price of $0.90 per share which has been adjusted to $0.2343 per share in accordance with the Placement Agent Agreement, and the number of shares issuable upon exercise has been adjusted to 1,280,411. These Placement Agent Warrants are exercisable at any time from November 30, 1996 through May 30, 2001.

        During the three-month period ended December 31, 1998 (the "First Quarter 1999"), the Company received $2,200 from the exercise of an option to purchase 10,000 shares Common Stock at an exercise price of $0.22 per share.

(4)     REVENUES

        The Company continues to incur substantial losses and Management recognizes that the Company must generate additional revenues or reductions in operating costs and may need additional financing to continue its operations. The Company expects significant revenues during calendar 1999 from its alliance with Whessoe Varec, Inc. in the aboveground storage tank leak detection market, because of a December 1999 regulatory compliance deadline for tank owners in the State of Florida. The Company also expects revenues from initial sales of Sensor-on-a-Chip-Registered Trademark- products, and sales in the offshore oil production platform market, although there can be no assurance when or if this will occur. During the last quarter of fiscal 1997, the Company implemented significant reductions in personnel and other spending, and, to further conserve cash, continues to defer payment of a significant portion of management salaries. There can be no assurance that forecasted sales will be realized to achieve profitable operations, or that additional financing, if needed, can be obtained on terms satisfactory to the Company, if at all, or in an amount sufficient to enable the Company to continue operations.

             ------------------------------------------------------

PART I. FINANCIAL INFORMATION

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

        The following discussion and analysis should be read in conjunction with the Unaudited Consolidated Financial Statements and notes thereto.

MATERIAL CHANGES IN FINANCIAL CONDITION

        On October 23, 1998, the Company granted, for no consideration to holders of its Common Stock, Preferred Stock and warrants transferable rights (the "Rights") to subscribe for units (the "Units") at a subscription price of $0.22 per Unit. Each Unit consists of one share of Common Stock and one redeemable Class E Warrant exercisable for one share of Common Stock at an exercise price for one year (through October 23, 1999) at $0.25 per share; then through October 23, 2000 at $0.35; then through October 23, 2001 at $0.50 per share; then through October 23, 2002 at $0.70 per share; then through October 23, 2003 (at which time the Class E Warrants expire) at $0.90 per share. Each holder of record as of October 16, 1998 of Common Stock and Warrants received one Right for four shares of Common Stock or Warrants held, and each holder of Preferred Stock received 2.5 Rights for each share of Preferred Stock held. An aggregate of 8,976,962 Rights were issued. An aggregate of 7,678,679 Rights were exercised as of the close of the offering on December 22, 1998, resulting in gross proceeds to the Company of $1,689,309 and the issuance of 7,678,679 shares of Common Stock and a like number of Class E Warrants.

        Of the total 7,678,679 Rights exercised, 4,195,209 were exercised for cash of $922,946; 1,805,677 were exercised in exchange for the payment of advances (and accrued interest thereon) from officers, directors and affiliates aggregating $397,249; 272,727 were exercised in payment of a $60,000 note payable to others; 489,347 were exercised in payment of $107,656 of deferred salaries due to members of management of the Company; and 915,719 were exercised in payment for legal, consulting and other services totalling $201,458.

        The Company incurred $286,474 in legal, accounting, distribution and other costs associated with the Rights Offering, resulting in net proceeds of $1,402,835.

        The Company's 8% senior convertible notes payable, currently convertible into Common Stock at $0.4078 per share, become due on February 15, 1999. The Company has offered to exchange these Notes, aggregating $1,600,000, for New Notes, which will have a conversion price established at the average closing bid price of the ten trading days preceding February 15, 1999. The New Notes are due February 15, 2002 and bear interest at 8% if paid in cash or at 12% if, at the Company's option, the interest is paid in shares of Common Stock valued at market value at each semiannual interest payment date. In order to encourage current note holders to exchange their notes, the Company is offering a bonus payment of 8% of the face amount of Notes exchanged for New Notes, payable in shares of Common Stock valued at current market value. However, there can be no assurance that the existing notes will be exchanged.

        The Company had negative working capital of $334,163 at December 31, 1998, compared with negative working capital of $918,624 at September 30, 1998, an increase in working capital of $584,461. Also the Company had increases in cash and cash equivalents of $292,360 and in stockholders' equity of $808,477. These increases are primarily a result of the Company's rights offering, offset in part by the Company's net loss for the three month period ended December 31, 1998 (the "First Quarter 1999") of $620,296.

        Net cash used in operating activities during the First Quarter 1999 was $515,784 compared to net cash used in operating activities during the First Quarter 1998 of $386,098. The deficit during the First Quarter 1999 is primarily a result of the Company's net loss of $620,296, and adjustments to reconcile net loss to net cash used in operating activities. These adjustments consider changes in current assets and liabilities, as well as non-cash transactions including depreciation and amortization expense of $65,941 and common stock issued in exchange for services of $121,361. Members of management of the Company agreed to accept 489,347 shares of Common Stock and 489,347 warrants for the payment of $173,529 in salaries, less approximately $65,000 in withholding taxes which the Company remitted in cash. Management had deferred the payment of a substantial portion of their salaries since June 1997, and continue to do so. Common Stock and warrants were also issued in payment for approximately $152,000 in consulting and other services.

        Net cash used in operating activities during the First Quarter 1998 of $386,098 was primarily a result of the Company's net loss of $506,627, and adjustments for changes in current assets and liabilities and non-cash transactions including depreciation and amortization expense of $106,261.

        Net cash used in investing activities during the First Quarter 1999 was $2,927, as compared to net cash provided by investing activities of $2,767 during the First Quarter 1998. During the First Quarter 1998, the Company sold unused equipment for $10,125 and paid $7,358 for United States and foreign patent applications. During the First Quarter 1999, the Company paid $2,927 for patent applications.

        Net cash provided by financing activities during the First Quarter 1999 was $811,071 as compared to net cash provided by financing activities during the First Quarter 1998 of $124,452. Cash proceeds of $922,946 were received for the exercise of Rights issued to shareholders resulting in the issuance of 4,195,209 shares and warrants. Costs associated with the Rights offering paid during the quarter were $88,504. Payments on advances against the Company's line of credit with Silicon Valley Bank and other notes were $34,362 and the Company borrowed an additional $8,791 against the line of credit. During the First Quarter 1999, the Company received $2,200 for the exercise of an option to purchase 10,000 shares of its Common Stock.

        During the First Quarter 1998, the Company borrowed $125,000 from certain of its officers and directors, and received $1,100 for the exercise of options to purchase 5,000 shares of Common Stock.

        As discussed in Note 4 to the Consolidated Financial Statements, the Company continues to incur substantial losses and may need additional financing to continue its operations. There can be no assurance that forecasted sales will be realized to achieve profitable operations, or that additional financing, if needed, can be obtained on terms satisfactory to the Company, if at all, or in an amount sufficient to enable the Company to continue operations. As discussed in Note 2 to the Consolidated Financial Statements, the Company has offered to exchange new, three-year notes for old notes payable aggregating $1.6 million which become due on February 15, 1999. There can be no assurance that the notes will be exchanged.

MATERIAL CHANGES IN RESULTS OF OPERATIONS

        During the First Quarter 1999, Whessoe Varec placed orders with the Company for equipment for the military storage tank market (and other customers) in the amount of $275,000. Of this amount, approximately $230,000 was shipped in the quarter and $45,000 will be shipped in the second quarter of 1999.

        On behalf of the U.S. Department of Energy (DoE), Bechtel Nevada placed a $50,000 order for an additional 10 hand held devices of the type previously developed for this customer. The units will be delivered in the second or third fiscal quarter of 1999.

        Incoming orders for the First Quarter 1999 were approximately $424,000 with revenues of approximately $329,000 and a backlog of $95,000.

        Total revenues for the First Quarter 1999 were $328,895 as compared to $225,179 for the First Quarter 1998. Revenues for the First Quarter 1999 included sales of approximately $230,000 to Whessoe Varec, the Company's Alliance partner, as described below, in the aboveground storage tank (AST) leak detection market. Most of the products purchased by Whessoe Varec were for installation at military fuel storage facilities.

        Revenue also included continued sales to Spirit Energy, Pennzoil, Chevron and other operators of offshore oil and gas production platforms.

        Gross profit for the First Quarter 1999 was $145,301, or 44% of sales, compared to $132,337, or 59% of sales for the First Quarter 1998. The decrease in gross margin percentage results from the relatively higher portion of sales to OEM customers such as Whessoe Varec in the First Quarter 1999.

        The Company has a Strategic Alliance (the "Alliance") for the AST market with Whessoe Varec, Inc. as of June 30, 1996 as amended. The primary target for the Alliance has been the Florida AST market. On July 13, 1998, after a four year process, the State of Florida passed into law its new storage tank regulations. Under the law, the regulated community has various options for compliance. The lowest cost option is believed to be an internal tank liner with an external, certified, continuous leak detection device. Currently, the Company's PetroSense-Registered Trademark- product line is the only continuous leak detection device certified for use at such sites. Compliance is required by December 31, 1999.

        Whessoe Varec and FCI have targeted 360 sites with an estimated 2,500 tanks as their primary focus for the early part of 1999. Whessoe Varec and FCI have assigned a team of eleven sales engineers to Florida and this team is undertaking a concentrated sales effort focussed initially on the highest priority prospects. These sites include coastal bulk storage, inland jobbers, industry, military, airports, power generation and government facilities. Each tank for which Whessoe Varec and FCI receive an order is worth about $10,000 in revenue to FCI. The Florida regulations require compliance by December 1999. Some facilities have already applied for approval to FLDEP specifying the Company's equipment. As applications are approved, there is an assumption that there will be a stream of orders to the Alliance, although there can be no assurance that this will be the case.

        Shell Oil, Texaco, Florida Power Company, Reedy Creek Energy and Jacksonville Electric have already purchased and installed the Company's equipment. During December 1998, GATX placed an order to install the Company's equipment at their Florida sites. These orders have reduced the Whessoe Varec inventory originally purchased as part of their contractual obligations under the Alliance agreement. Assuming that the concentrated sales effort is successful, the Company expects new orders will be placed with the Company by Whessoe Varec in order to position the Alliance to meet market demand prior to the compliance date of December 31, 1999, although there can be no assurance that this will actually occur. As occurred with the Federal UST regulations which had a mandatory compliance date of December 22, 1998, and a ten-year compliance period, some companies are expected to act earlier than others.

        Other States are expected to follow Florida and promulgate AST regulations. Virginia promulgated its own similar regulations during 1998. Pennsylvania, New Jersey, Minnesota and Wisconsin have also promulgated regulations.

        The Alliance is also pursuing business with the Department of Defense
(DoD) in California, Florida and elsewhere. Whessoe Varec's sister company Whessoe Coggins has a significant presence in the military fuel depot market. There is an opportunity to provide leak detection equipment to this market. The Company's products meet all relevant state and federal standards and are compatible with the Whessoe Coggins equipment proposed for the total military's system upgrade. A system incorporating both Whessoe Coggins and Whessoe Varec/FCI products was successfully demonstrated to the military in California during April 1998. The data generated at this test was submitted to the local regulatory authority and met their criteria. During the second half of Fiscal 1998 and through December 1998, the Company's revenues from sales to this market have been approximately $400,000. The Company has received orders from Whessoe Varec for PetroSense-Registered Trademark- probes for over 30 DoD tanks. More tanks are expected to be so equipped in the first half of 1999. There are approximately 160 DoD tanks in California; however, the exact size of the opportunity for the Company is not yet clear, since there is more than one option available for the DoD to achieve compliance. There is a similar number of military tanks in Florida where regulations provide for fewer alternatives to the Company's products. There are estimated to be in excess of 5,000 military tanks in the United States.

        The development of the offshore market for the Company's OilSense-4000-TM- and PHA-100WL continues to be slower than originally anticipated. The combination of the availability of Freon-Registered
Trademark- and the low price of oil is mitigating against a wholesale switch from the Freon-Registered Trademark- /IR method. Notwithstanding the above, Amoco, Spirit Energy 76 (Unocal) and Pennzoil have committed to the use of the Company's products on all their platforms in the Gulf of Mexico. Spirit Energy has installed 14 PHA-100WLs and Amoco has installed the Company's OilSense-4000-TM- and PHA-100WLs at 8 of their more than 25 sites. During December, Pennzoil placed their first order for the Company's PHA-100WLs for 2 of their 15 sites. Kerr McGee and CNG have begun to evaluate the Company's equipment with the intent to purchase if the evaluations are successful.
These two companies represent
approximately 30 platforms. Exxon, Marathon and Shell are also evaluating the Company's equipment. Chevron ordered an OilSense-4000-TM- for evaluation for use at its platforms throughout the Gulf. Merger activity among the major oil companies has slowed installations but is not believed to have significantly affected the size of the opportunity.

        The Company is continuing its marketing efforts in other major offshore production areas such as the North Sea and the Persian Gulf. During January 1999, the Company received its first order from Oman.

        The Company's sensor development project with Gilbarco has moved on to a pre-manufacturing mode driven by the expectation that at some point in Calendar 1999, the California Air Resources Board (CARB) will require suppliers of refueling equipment to certify their products to meet ORVRII. Provided that certain key steps are completed by CARB, Gilbarco should commence manufacturing products incorporating the Company's Sensor-on-a-Chip-Registered Trademark-in order to meet the expected CARB requirements sometime in the summer of 1999. Revenues from this project are expected to begin in Fiscal 1999 if the time schedule is met, but there can be no assurance that this will actually occur.

        The Company has also developed a cooperative relationship with Bosch, the German conglomerate. Under a Letter of Intent entered into in January 1999, the Company has provided access to certain proprietary technology owned by the Company. After an initial evaluation followed by a short product development cycle, Bosch is expected to put into the market devices meeting certain customer requirements of a commercial and security nature. If successful, this may lead to a broader cooperative effort by Bosch and the Company to penetrate other markets, although there can be no assurance that this will actually occur.

        The Company's Port of Rotterdam project with the Dutch engineering firm IWACO is ongoing. In addition, the Company has become an equal partner in a second IWACO program relating to bioremediation technologies. The Company benefits from access to data, technology, resources and personnel of the Consortium's member companies which include Shell International Products and Solvay S.A. In the event one of the bioremediation technologies is selected for use, there would be a significant need for monitoring instrumentation to ensure long-term satisfactory operation.

        During Fiscal 1998 the Company successfully completed the first and second milestones in its project with Horiba, the Japanese instrument company, to develop a sensor probe for Horiba's Multi-Parameter Water Quality Instrument product line.

        Research, development and engineering expenditures decreased by $37,095, or 19%, to $154,797 during the First Quarter 1999 from the First Quarter 1998, reflecting Management's focus on reducing expenses while continuing to pursue those programs considered to have the highest potential for near-term results.

        General and administrative expenses increased by $132,118, or 55%, during the First Quarter 1999 over the First Quarter 1998, primarily as a result of unusually high expenditures related to financial planning including travel and legal and consulting fees, including approximately $106,000 of services compensated in Common Stock as opposed to cash. The Company does not expect this higher level of spending to continue in the short term, as it continues to operate with reduced personnel and other expenses in all areas, including the deferral of management as well as other salaries.

        Sales and marketing expenditures increased by $15,263, or 10%, during the First Quarter 1999 over the First Quarter 1998. The increases are primarily in travel and reflect increased sales activity in all of the Company's major markets.

        Interest expense increased by $21,044, or 35%, during the First Quarter 1999 over the First Quarter 1998. The increase reflects interest accrued on approximately $800,000 advanced to the Company by officers, directors and affiliates, of which approximately $375,000 was repaid by the issuance of Common Stock and Warrants as of December 22, 1998.

        As a result of the foregoing, the Company incurred a net loss of $620,296, or a net loss of $0.02 per share for the First Quarter 1999 as compared to a net loss of $506,627, or a net loss of $0.02 per share, for the First Quarter 1998.

        The Company continues to review the cost and operating impacts of addressing the Year-2000 issue. Management has conducted assessments of the potential costs associated with its internal operations, products shipped to its customers, and material and services provided by its suppliers. The Company has conducted tests of its products and based on such testing, believes that its current products are Year-2000 compliant, in accordance with the Year-2000 Information and Disclosure Act. It has provided upgrades to older products, and believes that all its products are Year-2000 compliant. The Company has not incurred, and does not expect to incur, material costs relative to its products.

        The Company has incurred less than $5,000 and expects to incur additional costs of approximately $50,000 during Calendar 1999 to upgrade its internal hardware and software systems which are critical to and support its manufacturing, engineering, financial and other operations. The risks of disruptions in the business community in general, as well as with respect to the Company's customers and suppliers, are difficult to discern. Management continues to review these risks with respect to its operations, and does not expect that the Year-2000 issue will have a material impact on the Company's current financial position, liquidity or results of operations.

         Management does not consider that inflation has had a significant effect on the Company's operations to date, nor is inflation expected to have a material impact over the next year.

        THE DISCUSSIONS IN THIS REPORT INCLUDE FORWARD LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES, INCLUDING THE TIMELY DEVELOPMENT AND ACCEPTANCE OF THE COMPANY'S PRODUCTS, THE TIMELY ACCEPTANCE OF EXISTING PRODUCTS, THE IMPACT OF COMPETITIVE PRODUCTS AND PRICING, THE IMPACT OF GOVERNMENTAL REGULATIONS OR LACK THEREOF WITH RESPECT TO THE COMPANY'S MARKETS, TIMELY FUNDING OF CUSTOMERS' PROJECTS, CUSTOMER PAYMENTS TO THE COMPANY, AND OTHER RISKS DETAILED FROM TIME TO TIME IN THE COMPANY'S SEC REPORTS.

PART II. OTHER INFORMATION

ITEM 1. LEGAL PROCEEDINGS

        A former distributor has filed an action in French national courts claiming improper termination by FCI Environmental, Inc. The Company has responded that the distribution agreement provides for arbitration, in Nevada, of any disputes and that therefore, the French courts do not have jurisdiction, and further that the claims are without merit. The next hearing is scheduled for February 12, 1999. The Company does not expect an adverse outcome and believes that even in the event of an adverse outcome, such an outcome would not have a material effect on its financial position or results of operations.

        On September 23, 1998, OCS, Inc. a Texas corporation and customer of the Company's subsidiary, FCI Environmental, Inc., filed a lawsuit against FCIE in the District Court of Harris County, Texas, 165th Judicial District. The lawsuit alleged breach of warranty for goods purchased from FCIE. The plaintiff sought incidental and consequential damages of $750,000 plus other fees and expenses. On December 16, 1998, the Company filed a motion to dismiss the suit, and on January 19, 1999, the Company and OCS, Inc. agreed to non-suit the claims and counterclaims. The lawsuit was dismissed without prejudice to either party.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

        No matters were submitted to a vote of the Company's stockholders during the three-month period ended December 31, 1998.

ITEM 6. EXHIBITS AND REPORTS ON FORM 8-K

        (a)      Exhibits.  None.

        (b)      Reports on Form 8-K.

        No reports on Form 8-K were filed by the Company during the three-month period ended December 31, 1998.

                                  SIGNATURES

        In accordance with the requirements of the Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



        FIBERCHEM, INC.




February 12, 1999                   By:    /s/  Geoffrey F. Hewitt
-----------------                          -----------------------
Date                                       Geoffrey F. Hewitt
                                           President and Chief Executive Officer




February 12, 1999                   By:    /s/  Melvin W. Pelley
-----------------                          ---------------------
Date                                       Melvin W. Pelley
                                           Chief Financial Officer and Secretary